

Yayoi Kusama (b. 1929)

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Between 2015 and 2021 works from the 'Pumpkin' series accounted for 26.4% of the artist's total painting sales. Prices realized for smaller 'Pumpkin' paintings have increased 136% since 2020.

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Initial Offering Price

$611,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales


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Price Appreciation of Similar Works

32.1%

Sharpe Ratio (1998-2021)	watch video
Yayoi Kusama	▲1.37
All Art	0.53
S&P 500	0.45

SOLD OUT

WHY WE LIKE THIS PAINTING

- Japanese artist Yayoi Kusama's successful career spans over 6 decades, and she is currently among the top 3 most expensive living women artists.
- Per Artprice, Kusama is considered to be the most successful female artists ever in terms of annual auction turnover, ranking among the top ten artists at auction by turnover in 2021 with $178 million in total sales, including buyers premium.
- Our acquisitions team has been offered over 400 examples of work by Yayoi Kusama from around the world, some of which are priced in excess of $5 million.
- The Painting is a small scale, bold red example from Yayoi Kusama's highly recognizable "Pumpkin" series. As of December 27, 2022, pumpkin paintings account for four of the artist's top ten auction records and are led by large examples, including: *Pumpkin (LPASG)* (2013) which sold for $8,026,633 at in December 2021, *Pumpkin (TWPOT)* (2010), which sold for $6,937,550 in April 2019, and *Pumpkin* (1990), which sold for $6,295,343 in June 2019.
- Per ArtTactic, auction sales of art works from Kusama's "Pumpkin" series reached $34.4 million in 2021, up 123.9% from 2020 and all-time high for the artist's auction market. The pumpkin series accounted for 30.1% of total sales between 2015 and 2021.
- Pumpkins of similar scale to the Painting have also performed very well at auction in recent years. As of December 2022, the average price realized for Pumpkins by Kusama, which are smaller than 12 by 12 inches, increased from approximately $240,000 in 2019 and 2020 to approximately $730,000 in 2022 - a 136% increase. On March 2, 2022, "Pumpkin (TOWSSO)" (2006) set the record for Pumpkins smaller than 12 by 12 inches, when it sold for $1,110,538.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$178,196,157	778

YAYOI

KUSAMA

b. 1929, JAPAN



$611,000

INITIAL OFFERING

32.1%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic on canvas | 9 × 7 in. (23 × 18 cm.)

Yayoi Kusama is one of the most prolific artists living today. Since the 1950s, Kusama has worked actively in various media, including performance, painting,

The Painting is a characteristic, small-scale example of Yayoi Kusama's iconic "Pumpkin" series, and features a central, red and black spotted pumpkin placed against a black and red net background. Kusama's interest in pumpkins can be traced back to her childhood in pre-war Japan, where her family owned a plant nursery that farmed kabocha squash. The pumpkin first appeared as a motif in 1946, when she exhibited "Kabocha" (Pumpkin) in a traveling exposition in Japan. By most accounts, the artist reintroduced pumpkins into her work in the 1980s and continued to incorporate them into her paintings, drawings, prints, and large scale public installations. Kusama's "Pumpkin" paintings have become some of the most commercially desirable examples within her body of work. As of December 27, 2022, large-scale pumpkin paintings represent four of the artist's top ten record prices achieved at auction, and are led by *Pumpkin (LPASG)* (2013) which sold for HKD 62,540,000 ($8,026,633) on December 1, 2021 at Christie's, Hong Kong, *Pumpkin (TWPOT)* (2010), which sold for HK$54,460,000 ($6,937,550) on April 1, 2019 at Sotheby's, Hong Kong, and *Pumpkin* (1990), which sold for TW$198,560,000 ($6,295,343) on June 2, 2019 at Ravenel International Art Group in Taipei. Pumpkins of similar scale to the Painting have also performed well at auction in recent years. As of December 27, 2022, the average price realized at auction for Pumpkins by Kusama, which are smaller than 12 by 12 inches, increased from approximately $240,000 in 2019 and 2020 to approximately $730,000 in 2022. On March 2, 2022, *Pumpkin (TOWSSO)* (2006), a yellow pumpkin on black ground, set the record for Pumpkins which are smaller than 12 by 12 inches, when it sold for $1,110,538 (£ 831,600) at Christie's, London. Per ArtTactic's February 2022 report on the artist, auction sales of art works from Kusama's "Pumpkin" series reached $34.4 million in 2021, up 123.9% from 2020 and all-time high for the artist's auction market. The pumpkin series accounted for 30.1% of total sales between 2015 and 2021. The subject, size and execution of the Painting make it a commercial

AS OF DECEMBER 27, 2022, KUSAMA'S TOP AUCTION RECORDS ARE LED BY *UNTITLED (NETS)* (1959), WHICH SOLD ON MAY 18, 2022 FOR $10,496,000 AT PHILLIPS, NEW YORK, *PUMPKIN (LPASG)* (2013), WHICH SOLD ON DECEMBER 1, 2021 AT CHRISTIE'S, HONG KONG FOR HKD 62,540,000 ($8,026,633), AND *INTERMINABLE NET #4* (1959), WHICH SOLD ON APRIL 1, 2019 FOR HKD 62,433,000 ($7,953,215) AT SOTHEBY'S, HONG KONG.

and desirable work by Yayoi Kusama.

The artist's works are included in numerous public collections, such as the Museum of Modern Art in New York, the Broad Museum in Los Angeles, the Hirshhorn Museum and Sculpture Garden in Washington, D.C., the Tate Modern in London, as well as the artist's eponymous museum in Tokyo, among many more. Recent retrospectives of Kusama's work have been mounted by several global institutions, including a 2017 to 2019 traveling exhibition titled "Yayoi Kusama: Infinity Mirrors," which started at the Hirshhorn Museum in Washington D.C. The Hirshhorn organized a second, follow-up exhibition titled "One with Eternity: Yayoi Kusama in the Hirshhorn Collection," which opened in April 2022, and will run through the end of November 2022. A retrospective of over 200 works organized by the Tel Aviv Museum of Art, which was Kusama's first major show in Israel, ran from November 2021 through April 2022. The artist's body of work is premised on repetition, and her recognizable motifs include the "Infinity Nets," "Pumpkins," and immersive installations, such as the "Infinity Mirror Rooms," which patrons have been known to wait hours to experience. Kusama has also collaborated with several luxury brands, including Louis Vuitton and Veuve Clicquot, which have further contributed to her broader recognition and success.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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$0.7M
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2007
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2020
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2022

Yayoi Kusama (b. 1929, Japan) is one of the most prolific artists living today. Since the 1950s, Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations. After she arrived in New York in 1957, the artist began to focus on abstraction, and soon, her "Infinity Nets" series developed and garnered recognition. Kusama also exhibited frequently alongside Minimalist and Pop artists, including Donald Judd, Andy Warhol, and Dan Flavin.

Notably, the artist was included in the "1961 Whitney Annual" at the Whitney Museum of American Art in New York. Though Kusama exhibited her "Narcissus Garden" (1966) alongside the 33rd Venice Biennale in 1966, it was not until 1993, that she officially returned to represent Japan at the 45th edition of the show. As of December 10, 2022, Kusama continues her studio practice and is represented by several major galleries, including David Zwirner Gallery and Victoria Miro Gallery.





YAYOI KUSAMA



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The table and chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: "Pumpkin" paintings on canvas, executed 1990 to present, that measure under 12 inches by 12 inches and that to the best of our ability to determine, feature red and black color palettes. Where the auction house's buyer's premium was unavailable, the following buyer's premiums were applied: 10% was applied to "Pumpkin" (1992), which sold on March 13, 2010 at New Art Est-Ouest Auctions Co. in Tokyo, "Red Pumpkin" (1995), which sold at Mallet Japan Inc. in Tokyo, "Pumpkin" (2001), which sold at The Market in Tokyo, and "Pumpkin" (2002), which sold at J-Cap Art Auction in Tokyo. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 32.1% CAGR implied from selected sales occurring from November 17, 2007 to November 30, 2022.

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